CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee[1]
Ordinary shares, par value 25 ZAR cents per share[2]	$2,959,781,000[3]	$90,865.28

(1) Calculated in accordance with Rule 457(o).

(2) Each American Depositary Share ("ADS") represents one ordinary share. ADSs issuable upon deposit of the ordinary shares registered hereby have been registered pursuant to a separate Registration Statement on Form F-6 (File No. 333-133049) filed April 6, 2006.

(3) Assumes all ordinary shares offered hereby are sold in the form of ADSs and includes the cost of the applicable uncertificated securities tax (being an aggregate of $7,381,000 (an additional $0.11 per ADS)), which will be payable by investors purchasing our ADSs.

Filed pursuant to Rule 424(b)(3)
Registration No. 333-132662

Prospectus Supplement to Prospectus dated March 23, 2006.

67,100,000 Ordinary Shares



AngloGold Ashanti Limited

The selling shareholder, Anglo South Africa Capital (Proprietary) Limited, is selling an aggregate of 67,100,000 of our ordinary shares, whether in the form of ordinary shares or American Depositary Shares ("ADSs"). We, AngloGold Ashanti Limited, will not receive any of the proceeds from this offering. As set forth in this prospectus supplement, the public offering price per ordinary share is ZAR300.61 and the public offering price (including the cost of the applicable uncertificated securities tax ("UST")) per ADS is $44.11.

Our ADSs, each representing one ordinary share, are listed on the New York Stock Exchange under the symbol "AU". Our ordinary shares are listed on the JSE Limited under the symbol "ANG", the London Stock Exchange under the symbol "AGD", Euronext Paris under the symbol "VA", the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol "AGG", the Ghana Stock Exchange where our shares are quoted under the symbol "AGA" and in the form of Ghanaian Depositary Shares ("GhDSs") under the symbol "AADS", each representing one-hundredth of an ordinary share, and Euronext Brussels where our shares are quoted in the form of unsponsored international depositary receipts under the symbol "ANG". On September 28, 2007 the closing price of our ordinary shares on the JSE Limited was ZAR326.20 per ordinary share and the closing price of our ADSs on the New York Stock Exchange was $46.89 per ADS.

See "Risk Factors" starting on page S–13 of this prospectus supplement to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total[1]
Initial price to investors[2]	$44.00	$2,952,400,000
Underwriting discount	$ 1.10	$ 73,810,000
Proceeds, before expenses, to the selling shareholder	$42.90	$2,878,590,000

(1) Assuming all ordinary shares offered hereby are sold in the form of ADSs.

(2) Does not include the cost of the applicable UST (being an additional $0.11 per ADS) which will be payable by investors purchasing our ADSs. Investors purchasing our ordinary shares through the STRATE System, which is used to settle transactions in South Africa, will be responsible for paying certain transaction costs. See "Underwriting".

Delivery of the ordinary shares and ADSs against payment is expected to occur on October 9, 2007.

Global Co-ordinator

Goldman Sachs International

Joint Bookrunners

Goldman Sachs International   **UBS Investment Bank**

Prospectus Supplement dated October 1, 2007.

TABLE OF CONTENTS

Prospectus Supplement

	Page
ABOUT THIS PROSPECTUS SUPPLEMENT	S–1
WHERE YOU CAN FIND MORE INFORMATION	S–1
NOTE REGARDING FORWARD-LOOKING STATEMENTS	S–1
NOTICE TO U.K. INVESTORS	S–2
NON-GAAP FINANCIAL MEASURES	S–3
INCORPORATION BY REFERENCE	S–3
PROSPECTUS SUPPLEMENT SUMMARY	S–4
RISK FACTORS	S–13
USE OF PROCEEDS	S–27
RECONCILIATION OF TOTAL CASH COSTS AND TOTAL PRODUCTION COSTS TO FINANCIAL STATEMENTS	S–27
HISTORICAL ORDINARY SHARE AND ADS TRADING, DIVIDENDS AND EXCHANGE RATE INFORMATION	S–29
CAPITALIZATION	S–32
SELLING SHAREHOLDER	S–33
TAXATION	S–35
UNDERWRITING	S–39
LEGAL MATTERS	S–44
SOUTH AFRICAN RESERVE BANK APPROVAL	S–44
EXPERTS	S–44

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	3
FORWARD-LOOKING STATEMENTS	3
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	4
THE COMPANY	4
RATIO OF EARNINGS TO FIXED CHARGES	4
REASONS FOR THE OFFERING AND USE OF PROCEEDS	5
PROSPECTUS SUPPLEMENT	5
SOUTH AFRICAN RESERVE BANK APPROVAL	5
DESCRIPTION OF ORDINARY SHARES AND ADSs	5
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF WARRANTS	19
DESCRIPTION OF RIGHTS TO PURCHASE ORDINARY SHARES	20
PLAN OF DISTRIBUTION	20
LEGAL MATTERS	22
EXPERTS	22

[THIS PAGE INTENTIONALLY LEFT BLANK]

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of ordinary shares of AngloGold Ashanti Limited ("AngloGold Ashanti"). The second part, the accompanying base prospectus, presents more general information. Generally, when we refer only to the "prospectus", we are referring to both parts combined, and when we refer to the "accompanying prospectus", we are referring to the base prospectus. This document references our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the US Securities and Exchange Commission (the "SEC") on July 9, 2007, incorporated by reference herein (the "Form 20-F").

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or in one to which we have referred you in this prospectus. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date hereof.

Unless the context requires otherwise, in this prospectus, the "Company", "we" or "us" refers to AngloGold Ashanti and its consolidated subsidiaries. References to these terms in this prospectus supplement for periods prior to April 26, 2004 are references to AngloGold Limited ("AngloGold") and its consolidated subsidiaries as it existed prior to the business combination with Ashanti Goldfields Company Limited ("Ashanti"). "Selling shareholder" refers to Anglo South Africa Capital (Proprietary) Limited. "Anglo American" refers to Anglo American plc and its predecessors.

In this prospectus supplement, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to dollars or $ are to the lawful currency of the United States, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil and references to GHC or cedi are to the lawful currency of Ghana.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the SEC. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. Such reports may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington DC 20549. Please call the SEC at 1 (800) SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also consult reports and other information about us that we file pursuant to the rules of the JSE Limited, the London Stock Exchange, Euronext Paris, the Ghana Stock Exchange and the Australian Stock Exchange.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes "forward-looking information" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs and other operating results; growth prospects and outlook of the Company's operations, individually or in the aggregate, including the completion and commencement of commercial operations at the Company's exploration and production projects; the Company's liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect the Company's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described herein could affect the Company's future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause the Company's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this prospectus supplement (and all documents incorporated herein by reference). The forward-looking statements included in this prospectus supplement are made only as of the last practicable date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are qualified by the cautionary statements in this section.

In connection with the offering, the underwriters are not acting for anyone other than the selling shareholder and they will not be responsible to anyone other than the selling shareholder for providing the protections afforded to their clients nor for providing advice in relation to the offering.

NOTICE TO U.K. INVESTORS

This prospectus supplement is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended), or the Financial Promotion Order; (ii) are persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order, being, among other things, high net worth companies and/or unincorporated associations and (iii) are outside the United Kingdom; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom Financial Services and Markets Act 2000 (as amended), which is hereinafter referred to as the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as relevant persons for these purposes). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

NON-GAAP FINANCIAL MEASURES

In this prospectus supplement and in documents incorporated by reference herein, we present the financial items "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" which are used within the gold mining industry but are not measures under generally accepted accounting principles in the United States ("US GAAP"). An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with US GAAP either in this document or in any document incorporated by reference herein.

While we have provided definitions for the calculation of "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" (see page S–27), the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance because they provide:

- an indication of a mine's profitability, efficiency and cash flows;

- the trend in costs as the mine matures over time on a consistent basis; and

- an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we submit to it, which means that we can disclose important information to you by referring you to certain documents filed with or furnished to the SEC that are considered part of this prospectus through incorporation by reference. Information that we file with or furnish to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed or furnished information. We incorporate herein by reference the documents and portions of documents incorporated by reference in the accompanying prospectus.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

AngloGold Ashanti North America Inc.
7400 E. Orchard Road
Suite 350
Greenwood Village, CO 80111
United States

Telephone: +1 303-889-0753
Fax: +1 303-889-0707
Email: MPatterson@AngloGoldAshantiNA.com

PROSPECTUS SUPPLEMENT SUMMARY

Company Overview

We are headquartered in Johannesburg, South Africa, and are a global gold company with a diversified portfolio of assets in many key gold producing regions. As at December 31, 2006, we had gold reserves of 66.0 million ounces. For the year ended December 31, 2006, we had consolidated revenues of $2,715 million, gold production of 5.6 million ounces and total cash costs of $321 per ounce.

We were formed following the consolidation of the gold interests of Anglo American into a single company in 1998. At that time, our production and reserves were primarily located in South Africa (97 percent of 1997 production and 99 percent of reserves as at December 31, 1997) and one of our objectives was to achieve greater geographic and orebody diversity. Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which we have an interest, we have developed a high quality, well diversified asset portfolio, including:

- production from 21 operations in ten countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States;

- production and reserves for the year ended December 31, 2006 of 55 percent and 59 percent, respectively, from operations outside South Africa; and

- production from a broad variety of orebody types as well as a variety of open-pit (11 mines) and underground (ten mines) operations.

We (formerly AngloGold Limited) (Registration number 1944/017354/06) were incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa we are subject to the South African Companies Act 61 of 1973, as amended. On April 26, 2004, we acquired the entire issued share capital of Ashanti and changed our name to AngloGold Ashanti Limited on the same day. Our principal executive office is located at 76 Jeppe Street, Newtown, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637-6000).

Strategy

Our strategy has three principal elements:

- optimizing the value of our asset base;

- realizing growth initiatives to enhance shareholder value; and

- developing and sustaining the gold market.

Optimizing the Value of Our Asset Base. We seek to enhance margins by managing costs through a number of initiatives. These initiatives, which continue in 2007, resulted in estimated savings relative to budget of $160 million in 2005 and $73 million in 2006. They include:

- increasing efficiency by optimizing material usage, enhancing productivity and reducing the use of contractors. Specific initiatives have included human resource development through re-evaluation and optimization of training, increased focus on technological innovation, improved consumable standards, optimized ore reserve development and critical reviews of stay-in-business capital expenditure;

- a focused procurement strategy aimed at reductions in purchase prices, reductions in internal costs (including logistics, warehousing and administration) and reductions of external costs. Initially, our procurement strategy aimed at cost escalation management and strategic cost reduction and we have now also adopted a commodity strategy targeting the largest cost categories to identify opportunities in global pricing, leverage, usage, substitutes, re-engineering and best-in-class mining practice; and

- restructuring initiatives aimed at matching operations to their production capability with a view to maximizing profitability levels, including appropriate design and structuring of management, overhead and support functions and services.

In addition to these cost saving initiatives, we have implemented, and may implement in the future, various asset disposals where we have deemed this to be most appropriate in the context of our strategy.

Realizing Growth Initiatives to Enhance Shareholder Value. We are focused on seeking to further enhance shareholder value:

- through the development of organic growth projects at our existing operations;

- through brownfields and greenfields exploration focused in certain key prospective regions;

- by pursuing merger and acquisition opportunities;

- by seeking alliances to explore opportunities in prospective areas; and

- by enhancing growth potential from by-products produced from our operations.

- *Organic Growth Projects.* We have a number of organic growth projects designed to meet, and assessed against, a strict set of financial criteria with the objective of enhancing shareholder value. Examples of current and proposed projects include:

  – *Boddington (Australia).* We hold a 33.33 percent interest in the Boddington Mine. In March 2006, the Boddington expansion project was approved by us and Newmont Mining Corporation, who holds the remaining interest. Based on the current mine plan, mine life is estimated to be approximately 17 years, with attributable life of mine gold production totaling 4.7 million ounces (with average attributable gold production expected to be between 270,000 and 300,000 ounces per annum) and attributable life of mine copper production, which will be sold as a concentrate, totaling 166,650 tonnes (with average attributable copper production expected to be between 10,000 and 12,500 tonnes per annum). We expect our attributable capital expenditure for 2007 to be approximately $291 million. Our attributable share of the total projected capital cost for the project to commissioning is currently estimated to be between $540 million and $590 million depending upon exchange rate and capital cost escalation assumptions. At the end of August 2007, overall project progress was estimated to be approximately 48 percent complete (with engineering approximately 78 percent complete and construction approximately 21 percent complete). Production is scheduled to start in late 2008 or early 2009.

  – *Sunrise Dam (Australia).* The Sunrise Dam underground mining project involves the development of two declines and drilling from surface and underground that could allow for the extension of life of this Australian operation once mining in the current open-pit comes to an end. This project began in 2004 and is expected to produce a total of 750,000 ounces of gold over its life at an estimated total capital cost of $380 million.

  – *Cuiabá Expansion (Brazil).* This project, which is in the final stages of commissioning, seeks to increase production at the Cuiabá mine from 830,000 tonnes per annum currently to an estimated 1.3 million tonnes per annum and includes the deepening of the mine from 11 level to 21 level construction of new treatment and tailings storage facilities, roaster, and acid plant at an estimated total capital cost of $180 million. The project is expected to result in an average gold production increase from 190,000 ounces per annum to 260,000 ounces per annum. Life of mine gold production is anticipated to be 2.4 million ounces.

  – *Córrego do Sítio and Lamego (Brazil).* The Córrego do Sítio project focuses on exploiting the existing sulphide mineral resources and potential mineral resources of the Córrego do Sítio underground orebodies, which include Cachorro Bravo, Laranjeira and Carvoaria. In 2006, the development of a decline ramp, and the exposure and trial stoping of the Cachorro Bravo orebody was completed. In 2007, the development drives to access the Laranjeira and Carvoaria orebodies are expected to commence. This project is expected to produce 1.4 million ounces of gold from 6.8 million tonnes of milled ore over a life of 14 years.

The Lamego Project is exploring the orebodies that are considered to have a geological setting similar to that of the nearby Cuiabá mine. Underground development has reached the orebodies from a portal access, and both underground and surface drilling is planned for 2007. The project is currently expected to produce 450,000 ounces of gold from 2.5 million tonnes of milled ore over a life of nine years. The ore is planned to be trucked to the new Cuiabá Plant as supplemental feed.

– *Iduapriem (Ghana).* The project, which was approved and commenced in the fourth quarter of 2006, is expected to increase treatment capacity from 3.7 to 4.3 million tonnes per annum and is expected to be commissioned in the third quarter of 2008 at a total capital cost of $48 million.

– *Obuasi (Ghana).* The development of the deep-level ore deposits has the potential to extend the life of the Obuasi Mine by 35 years. Various studies (including a focused exploration program) are currently underway to test this potential. Depending upon the results of these studies, the development of Obuasi Deeps may proceed.

– *TauTona (South Africa).* Three projects are currently underway to increase production and extend the life of the TauTona Mine, comprising the below 120 level project (the Carbon Leader Reef reserve block below 120 level is being accessed at a total capital cost of $168 million to produce an estimated 2.6 million ounces of gold over nine years from 2009), the Carbon Leader Reef shaft pillar project (the extraction of this shaft pillar up to the infrastructural zone of influence to produce an estimated 534,000 ounces of gold over the life of the project at a total capital cost of $45 million) and the Ventersdorp Contact Reef development project (the extraction of part of this shaft pillar area outside the zone of influence to produce an estimated 200,000 ounces of gold over the life of the project at a total capital cost of $19 million).

– *Mponeng Ventersdorp Contact Reef below 120 level (South Africa).* The project, from which production is expected to commence in 2013, is expected to produce 2.5 million ounces of gold over a period of ten years. The total capital cost is $252 million, and is expected to extend the life of the mine by approximately eight years. Construction began in early 2007.

– *Moab Khotsong (South Africa).* This project, which comprised the entire development of a deep level underground mine, is in the stage of final commissioning and production build-up phase. We believe that Moab Khotsong will become a major producer of gold and help to replace production as production declines at our more mature South African operations. In addition to this project a further initiative to further extend the life of Moab Khotsong is currently under consideration.

– *Cripple Creek & Victor (USA).* A study has commenced to examine the extension of the mine life at Cripple Creek & Victor which, as currently conceived, would involve the staged construction of an additional heap leach facility together with the development of new ore sources within the existing claims. The proposed project has the potential to extend the mine life by as much as ten years at current production rates.

• *Brownfields/Greenfields Exploration.* We have a well-established exploration capability, currently having active brownfields and greenfields exploration in ten and seven countries, respectively. In 2006, exploration expenditure amounted to $103 million, of which $52 million was spent on brownfields exploration. Brownfields exploration is underway at all of our operations, to a greater or lesser extent, with particular focus in Argentina (at Cerro Vanguardia), Guinea (at the Siguiri mine), and Tanzania (at the Geita mine) and in Australia, Brazil, Ghana, Mali, South Africa and the United States at those operations where organic growth projects, as outlined above, are under consideration. The $51 million spent on greenfields exploration in 2006 was primarily invested in three key areas: Western Australia (at the Tropicana joint venture in which we hold a 70 percent interest and where a pre-feasibility study has commenced), Colombia (where we hold a sizeable tenement position and where we have entered into joint ventures with local and international mining companies) and the Democratic Republic of Congo, with the remainder being spent in Russia, China, the Philippines and Laos. Exploration expenditure is budgeted to be $163 million in 2007, with $77 million to be spent on brownfields exploration (at our various operations as outlined above) and $86 million to be spent on greenfields exploration (primarily at the Tropicana joint venture in Western Australia, in Colombia and in the Democratic Republic of Congo).

- *Mergers and Acquisitions.* Since our formation in 1998, we have been transformed through a number of large mergers and acquisitions. We continue to consider and assess potential acquisitions against a set of financial criteria designed to enhance shareholder value, which we believe could result in the growth of our business in regions where we currently operate and in our "new frontier" greenfields exploration regions.

- *Alliances.* We have developed a strategy of working with other companies in order to explore opportunities in prospective areas. To that end, we have acquired minority interests in Red 5 Limited, with assets in the Philippines, Trans-Siberian Gold plc, with assets in Russia, Dynasty Gold Corporation, with assets in China, and ITH in Alaska (into which we transferred our previously wholly owned exploration assets in Alaska), and have established an alliance with Oxiana Limited in Laos. In addition, in 2006, we entered into a 50:50 strategic alliance with the Russian gold and silver producer, Polymetal, in terms of which we will cooperate in exploration, acquisition and development of gold mining opportunities in Russia, including various assets which we have acquired from Trans-Siberian Gold plc. The strategic alliance is in the implementation phase which is expected to be completed during the last quarter of 2007.

- *Value-enhancing Growth Potential in By-products.* We produce uranium, silver and sulfuric acid as by-products of our existing gold production and, once the Boddington mine commences production, we will also produce copper and additional silver as by-products of this mine's gold production. We are in the process of completing a study to expand our Vaal River South uranium plant and are in the process of refurbishing the plant at a cost of $23 million. We anticipate that these initiatives could enhance our uranium by-product capability from existing operations from around 2009 (including uranium production associated with increased gold production from the Moab Khotsong mine as it increases production following its commissioning). As part of the Cuiabá mine expansion project we have also invested $39.5 million in sulfuric acid plant capacity and additional storage facilities. As at December 31, 2006, we published uranium reserves of 11,800 tonnes, sulfur reserves of 500,000 tonnes, silver reserves of 24.5 million ounces and copper reserves of 190,000 tonnes. In 2006, we produced 600 tonnes of uranium, 133,000 tonnes of sulfuric acid and 3.2 million ounces of silver.

Developing and Sustaining the Gold Market. Since our formation in 1998, we have been committed to growing the market for gold, particularly as gold jewelry sales in many developed markets have declined materially in recent years. We are committed to increasing the desirability of gold in order to sustain and grow existing markets for gold as well as to develop new markets for gold through collaborative marketing initiatives with the World Gold Council, and our own gold jewelry design, manufacturing and promotional activities, which include:

- Strategic market development projects undertaken in important jewelry offtake markets (United States, India, China, Italy and Middle East), which also aim to develop positive corporate identification and recognition;

- Downstream jewelry sector development projects, undertaken in certain countries where our operations are located and where this activity is consistent with local beneficiation objectives; and

- AuDITIONS, the company's own gold jewelry design competition, which has been successfully undertaken in South Africa, Brazil, China and India.

Recent Developments

Changes in Executive Officers

Bobby Godsell, our former Chief Executive Officer, retired from the company and our board of directors with effect from September 30, 2007. Mark Cutifani was appointed as the Company's new Chief Executive Officer. Mr. Cutifani was formerly the Chief Operating Officer at CVRD Inco where he was responsible for CVRD Inco's global nickel business. In addition, Roberto Carvalho Silva, Executive Director and Chief Operating Officer – International, left the company with effect from September 30, 2007, and Neville Nicolau, Chief Operating Officer – Africa, became our sole Chief Operating Officer with responsibility for all operations.

Wage Agreement 2007

In August 2007, AngloGold Ashanti through the South African Chamber of Mines, signed a two-year wage agreement effective from July 1, 2007, with the three recognized mining unions. This agreement covers some 29,000 category 3 – 8 workers, miners, artisans and officials in our South African operations and was achieved through a mediated outcome without the unions resorting to any industrial action. In terms of this agreement:

- First year increases from July 1, 2007 range from 10 percent for the lower categories of worker to 8 percent for officials or junior management and include a special dispensation for the benefit of artisans and some skilled occupations. Some improvements to leave conditions and housing allowances were also agreed.

- Second year increases from July 1, 2008 will be determined at South African CPIX plus 1 percent with a minimum of an 8 percent increase.

Outlook

During the second quarter of 2007, AngloGold Ashanti produced 1.35 million ounces of gold. Gold production for the third quarter of 2007 is expected to be higher by some 80,000 ounces at around 1.43 million ounces. This is 3 percent lower as compared to previous guidance primarily due to leach pad timing delays at Cripple Creek & Victor and an 11 day plant shut down at Obuasi for both maintenance and the testing and development of processes to reduce environmental impacts of ore treatment, which is being done following a directive from the Ghanaian Environmental Protection Agency. Unit cash costs under IFRS, which may differ significantly from those under US GAAP, for the third quarter of 2007 are expected to be higher by around 7 percent than in the second quarter of 2007, due to wage settlements, higher fuel costs, winter power tariffs and maintenance. Our results in the third quarter of 2007 are expected to be impacted by approximately $8 million of one-off compensation and recruitment expenses relating to the retirement of Messrs Godsell and Carvalho Silva and the appointment of Mr. Cutifani as our new Chief Executive Officer.

For the full year 2007, AngloGold Ashanti is targeting gold production of around 5.64 million ounces. Capital expenditure is expected to be around $1,124 million in 2007 (2006: $817 million). The planned year on year increase is largely due to monies currently being expended at the Boddington mine in Australia.

Our Relationship with Anglo American

The selling shareholder is wholly owned indirectly by Anglo American. The selling shareholder currently owns approximately 41.6 percent of our outstanding ordinary shares and following the completion of the offering will own approximately 17.3 percent of our outstanding ordinary shares.

The selling shareholder expects the offering to represent a major step in the completion of the selling shareholder's stated objectives for its stake in us. The selling shareholder has advised us that the selling shareholder's residual position in us will be investment accounted upon the completion of this offering.

The representatives of the selling shareholder remaining on our board of directors intend to resign from our board of directors following the completion of the offering.

The selling shareholder has advised us that it currently supports our general strategy to enhance long term shareholder value.

The selling shareholder has agreed with the underwriters, subject to certain exceptions, not to offer or sell any of our ordinary shares and securities that are substantially similar to our ordinary shares, including any securities that are convertible or exchangeable into our ordinary shares, until May 31, 2008, as set forth in the section under the caption "Underwriting" beginning on page S–39.

Offering Summary

The selling shareholder is selling an aggregate of 67,100,000 of our ordinary shares, whether in the form of ordinary shares or ADSs. We will not receive any of the proceeds from this offering. The public offering price per ordinary share is ZAR300.61 and the public offering price (including the cost of the applicable UST) per ADS is $44.11.

The following sets forth the expected proceeds of the offering to the selling shareholder before expenses:

	Per ADS	Total[1]
Initial price to public[2]	$44.00	$2,952,400,000
Underwriting discount	$ 1.10	$ 73,810,000
Proceeds, before expenses, to the selling shareholder .	$42.90	$2,878,590,000

(1) Assuming all ordinary shares offered hereby are sold in the form of ADSs.

(2) Does not include the cost of the applicable UST (being an additional $0.11 per ADS) which will be payable by investors purchasing our ADSs. Investors purchasing our ordinary shares through the STRATE System, which is used to settle transactions in South Africa, will be responsible for paying certain transaction costs. See "Underwriting".

The CUSIP number for the ordinary shares is 035128206.

Delivery of the ordinary shares and ADSs against payment is expected to occur on October 9, 2007.

In addition to the lock-up agreement to which the selling shareholder has agreed, as described in the section under the caption "Underwriting" beginning on page S–39, we and our directors have agreed with the underwriters, subject to certain exceptions, not to offer or sell any of our ordinary shares and securities that are substantially similar to our ordinary shares, including any securities that are convertible or exchangeable into our ordinary shares, for a period of 90 days after the date of this prospectus supplement as set forth in the section under the caption "Underwriting" beginning on page S–39.

The ordinary shares offered hereby have not been registered with any state or national securities regulator in any country (including the Republic of South Africa and the United Kingdom) other than the United States. Investors outside the United States should note the selling restrictions listed on pages S–41 to S–44 and act accordingly.

Summary Financial Data

The selected financial information set forth below for the years ended December 31, 2004, 2005 and 2006 and as at December 31, 2004, 2005 and 2006 has been derived from, and should be read in conjunction with, the US GAAP financial statements included in our Form 20-F. The selected financial information for the years ended December 31, 2002 and 2003 and as at December 31, 2002 and 2003, has been derived from the US GAAP financial statements not included herein. The selected financial information for the six months ended June 30, 2006 and 2007 and as at June 30, 2007 has been derived from, and should be read in conjunction with, the unaudited condensed consolidated US GAAP financial statements included in our reports on Form 6-K submitted to the SEC on August 18, 2006, and September 4, 2007, respectively, which condensed consolidated financial statements do not include a full set of related notes, as would be required under US GAAP.

	Year ended December 31,					Six months ended June 30,	
	2002[1][2]	2003[5]	2004[6][7]	2005	2006	2006 (unaudited)	2007 (unaudited)
	(in $ millions, except share and per share amounts)						
Consolidated statement of income							
Sales and other income	1,493	1,670	2,151	2,485	2,715	1,305	1,430
Product sales[8]	1,458	1,641	2,096	2,453	2,683	1,292	1,411
Interest, dividends and other	35	29	55	32	32	13	19
Costs and expenses	1,137	1,329	2,176	2,848	2,811	1,612	1,278
Operating costs[9]	912	1,135	1,517	1,842	1,785	860	935
Royalties	9	11	27	39	59	25	33
Depreciation, depletion and amortization	257	247	445	593	699	338	295
Impairment of assets	–	75	3	141	6	–	–
Interest expense	22	28	67	80	77	45	36
Accretion expense	–	2	8	5	13	9	8
Loss/(Profit) on sale of assets, loans and indirect taxes	11	(55)	(14)	(3)	(36)	(19)	(17)
Mining contractor termination costs	–	–	–	9	–	–	–
Non-hedge derivative (gain)/loss	(74)	(114)	123	142	208	354	(12)
Income/(Loss) from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change	356	341	(25)	(363)	(96)	(307)	152
Taxation (expense)/benefit	(64)	(143)	132	121	(122)	7	(101)
Minority interest	(16)	(17)	(22)	(23)	(29)	(16)	(16)
Equity income in affiliates	80	71	23	39	99	33	7
Income/(Loss) from continuing operations before cumulative effect of accounting change	356	252	108	(226)	(148)	(283)	42
Discontinued operations[10]	–	(2)	(11)	(44)	6	1	–
Income/(Loss) before cumulative effect of accounting change	356	250	97	(270)	(142)	(282)	42
Cumulative effect of accounting change	–	(3)	–	(22)	–	–	–
Net income/(loss) – applicable to ordinary stockholders	356	247	97	(292)	(142)	(282)	42

	Year ended December 31,					Six months ended June 30,	
	2002[1][2]	2003[5]	2004[6][7]	2005	2006	2006	2007
						(unaudited)	(unaudited)
	(in $ millions, except share and per share amounts)						
Other financial data							
Basic earnings/(loss) per ordinary share (in $)[11][12]							
From continuing operations	1.60	1.13	0.43	(0.85)	(0.54)	(1.05)	0.15
Discontinued operations	–	(0.01)	(0.04)	(0.17)	0.02	–	–
Before cumulative effect of accounting change	1.60	1.12	0.39	(1.02)	(0.52)	(1.05)	0.15
Cumulative effect of accounting change	–	(0.01)	–	(0.08)	–	–	–
Net income/(loss) – applicable to ordinary stockholders	1.60	1.11	0.39	(1.10)	(0.52)	(1.05)	0.15
Diluted earnings/(loss) per ordinary share (in $)[11][12]							
From continuing operations	1.60	1.13	0.42	(0.85)	(0.54)	(1.05)	0.15
Discontinued operations	–	(0.01)	(0.04)	(0.17)	0.02	–	–
Before cumulative effect of accounting change	1.60	1.12	0.38	(1.02)	(0.52)	(1.05)	0.15
Cumulative effect of accounting change	–	(0.01)	–	(0.08)	–	–	–
Net income/(loss) – applicable to ordinary stockholders	1.60	1.11	0.38	(1.10)	(0.52)	(1.05)	0.15
Dividend per ordinary share (cents)[12]	113	133	76	56	39	10	32

	As at December 31,					As at June 30,
	2002[1][2]	2003[3][4][5]	2004[6][7]	2005	2006	2007
						(unaudited)
	(in $ millions, except share and per share amounts)					
Consolidated balance sheet data (at period-end)						
Cash and cash equivalents and restricted cash	362	479	302	204	482	405
Other current assets	524	822	1,115	1,197	1,394	1,328
Property, plants and equipment, deferred stripping, and acquired properties, net	2,449	3,037	6,654	6,439	6,266	6,497
Goodwill and other intangibles, net	166	226	591	550	566	584
Materials on the leach pad – long-term	79	7	22	116	149	172
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	770	772	712	607	656	657
Total assets	4,350	5,343	9,396	9,113	9,513	9,643
Current liabilities	694	1,116	1,469	1,874	2,467	2,582
Provision for environmental rehabilitation	133	124	209	325	310	321
Deferred taxation liabilities	505	789	1,518	1,152	1,275	1,282
Other long-term liabilities, and derivatives	1,158	1,194	2,295	2,539	2,092	2,027
Minority interest	40	52	59	60	61	65
Stockholders' equity	1,820	2,068	3,846	3,163	3,308	3,366
Total liabilities and stockholders' equity	4,350	5,343	9,396	9,113	9,513	9,643
Capital stock (exclusive of long-term debt and redeemable preferred stock)	9	9	10	10	10	10
Number of ordinary shares as adjusted to reflect changes in capital stock	222,622,022	223,136,342	264,462,894	264,938,432	276,236,153	276,836,030
Net assets	1,860	2,120	3,905	3,223	3,369	3,431

(1) Includes the results of operations and financial condition of an additional 46.25 percent interest acquired in the Cerro Vanguardia mine located in Argentina from July 1, 2002.

(2) Excludes the results of operations and financial condition of Stone and Allied Industries sold with effect from October 1, 2002.

(3) Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003.

(4) Excludes the Gawler Craton Joint Venture sold with effect from June 6, 2003.

(5) Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003.

(6) Includes the results of operations and financial condition of Ashanti as of April 26, 2004.

(7) Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004.

(8) Product sales represent revenue from the sale of gold.

(9) Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.

(10) The selected financial information presented for the year ended December 31, 2002 have not been reclassified to reflect Ergo as a discontinued operation.

(11) The calculations of basic and diluted earnings/(loss) per ordinary share are described in note 9 to the consolidated financial statements "(loss)/earnings per common share" found in our Form 20-F. Amounts reflected exclude E ordinary shares.

(12) Per share information gives effect to the December 2002 two-for-one stock split and the issuance of a total of 278,196 ordinary shares under AngloGold's odd-lot offer. Dividends paid exclude E ordinary shares.

For further information regarding footnotes (1) through (7) see "Item 4A.: History and development of the company" of our Form 20-F.

Summary Operating Data

In accordance with the preferred position of the SEC, based on the estimated average of gold price and exchange rates for the three years ended December 31, 2006 which yields gold prices of around $486 per ounce, A$648 per ounce and R102,034 per kilogram, our proved and probable ore reserves have been determined to be 66.0 million ounces as at December 31, 2006. During the course of 2006, we conducted an audit of our reported reserves in respect of six of our operations. The audit identified no material shortcomings in the process by which our reserves were evaluated. It is our intention to repeat this process so that all our operations will be audited over a three-year period. The audit of ore reserves for those operations selected for review during 2007 is currently in progress.

Presented in the table below are selected operating data for us for each of the three years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007.

	Year ended December 31,			Six months ended June 30,	
	2004[1]	2005	2006	2006	2007
Total attributable gold production (000 ounces)[2]	5,829	6,166	5,635	2,755	2,675
Total cash costs ($ per ounce)[2][3]	264	281	321	n/a	n/a
Total production costs ($ per ounce)[2][3]	353	398	452	n/a	n/a
Production costs ($ million)	1,340	1,638	1,525	n/a	n/a
Capital expenditure ($ million)[2]	583	722	817	337	476

(1) Adjusted to exclude Ergo, which has been discontinued since March 2005.

(2) Including equity accounted joint ventures for management reporting purposes.

(3) "Total cash costs per ounce" and "total production costs per ounce" have been determined using definitions set out on page S–27 and are not measures under US GAAP. We believe that total cash costs and total production costs per ounce, expressed in the aggregate or on a mine-by-mine basis, are useful indicators to investors and management of a mine's performance because they provide:

• an indication of a mine's profitability, efficiency and cash flows;

• the trend in costs as the mine matures over time on a consistent basis; and

• an internal benchmark of performance to allow for comparison against other mines, both within our group and of other gold mining companies.

However, an investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with US GAAP either in this document or in any document incorporated by reference herein.

A reconciliation of total cash costs per ounce and total production costs per ounce to production costs in accordance with US GAAP for the years ended December 31, 2004, 2005 and 2006 is presented in "Reconciliation Of Total Cash Costs And Total Production Costs To Financial Statements".

We do not report total cash costs per ounce or total production costs per ounce derived from our US GAAP results on a quarterly basis.

RISK FACTORS

This section describes some of the risks that could materially affect an investment in the ordinary shares being offered. You should read these risk factors in conjunction with the detailed discussion of risk factors starting on page 12 in our Form 20-F, and those identified in our future filings with the SEC, incorporated herein by reference. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to the gold mining industry generally

The profitability of our operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.

The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond our control, including:

- speculative positions taken by investors or traders in gold;
- changes in the demand for gold as an investment;
- changes in the demand for gold used in jewelry and for other industrial uses;
- changes in the supply of gold from production, disinvestment, scrap and hedging;
- financial market expectations regarding the rate of inflation;
- the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;
- changes in interest rates;
- actual or expected gold sales by central banks and the International Monetary Fund;
- gold hedging by gold producers;
- global or regional political or economic events; and
- costs of gold production in major gold-producing nations, such as South Africa, China, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price.

The following table presents the annual high, low and average afternoon fixing prices over the past ten years, expressed in dollars, for gold per ounce on the London Bullion Market:

Year	High	Low	Average
1997	367	283	331
1998	314	273	287
1999	340	252	278
2000	317	262	279
2001	298	253	271
2002	347	278	310
2003	417	320	364
2004	456	371	410
2005	538	412	445
2006	725	525	604
2007 (through September 28)	743	608	666

Source of data: Metals Week, Reuters and London Bullion Market Association.

On September 28, 2007, the afternoon fixing price of gold on the London Bullion Market was $743 per ounce.

In addition to the spot price of gold, a portion of our gold sales is determined at prices in accordance with the various hedging contracts that we have entered into, and will continue to enter into, with various gold hedging counterparts.

If revenue from gold sales falls below the cost of production for an extended period, we may experience losses and be forced to curtail or suspend some or all of our capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change our past dividend payment policies. In addition, we would have to assess the economic impact of low gold prices on our ability to recover any losses that may be incurred during that period and on our ability to maintain adequate cash reserves.

The profitability of our operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in the price of input production factors, many of which are linked to the price of oil and steel.

Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tires, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked, to a greater or lesser extent, to the price of oil. Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.

We have estimated that for each $1 per barrel rise in the oil price, the average cash costs of all our operations increase by $0.33 per ounce with the cash costs of certain of our mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects. We have no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in our mining activities. High oil and steel prices would have an adverse effect upon the profitability of existing mining operations and the returns anticipated from new mining projects and could even render certain projects non-viable.

Our operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.

Due to the significant increase in the world's demand for commodities, the global mining industry is experiencing an increase in production capacity both in terms of expansions at existing, as well as the development of new, production facilities.

This increase in expansion capacity has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of and an increase in the lead times to deliver these items.

In particular, we and other gold mining companies have experienced shortages in critical consumables like tires for mobile mining equipment, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, we have experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumables and equipment result in production delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

While suppliers and equipment manufacturers may increase capacity to meet the increased demand and therefore alleviate both shortages of, and time to deliver, strategic spares, critical consumables and mining and processing equipment, individually we have limited influence over manufacturers and suppliers. Consequently, shortages and increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment could have an adverse impact upon our results of operations and our financial condition.

Gold companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.

Uncertainty and cost of mineral exploration and acquisitions

Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:

- establish the presence, and to quantify the extent and grades (metal content) of mineralized material through exploration drilling;

- determine appropriate metallurgical recovery processes to extract gold from the ore;

- estimate ore reserves;

- undertake feasibility studies and to estimate the technical and economic viability of the project; and

- construct, renovate or expand mining and processing facilities.

Once gold mineralization is discovered it can take several years to determine whether ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.

We consider from time to time the acquisition of ore reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Our decisions to acquire these properties have historically been based on a variety of factors, including historical operating results, estimates of and assumptions regarding the extent of ore reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate ore reserves. In addition, there is intense competition for the acquisition of attractive mining properties.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by us may not result in the expansion or replacement of the current production with new ore reserves or operations. This could adversely affect our results of operations and our financial condition.

Development risks

Our profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from our current estimates. The development of our mining projects may be subject to unexpected problems and delays.

Our decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns.

These estimates are based on assumptions regarding:

- future gold, other metal and uranium prices;

- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

- anticipated recovery rates of gold, and other metals and uranium from the ore;

- anticipated capital expenditure and cash operating costs; and

- the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel, that are consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:

- the timing and cost, which can be considerable, of the construction of mining and processing facilities;

- the availability and cost of skilled labor, power, water and transportation facilities;

- the availability and cost of appropriate smelting and refining arrangements;

- the need to obtain necessary environmental and other governmental permits and the timing of those permits; and

- the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, our future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

Ore reserve estimation risks

We undertake annual revisions to our mineral resource and ore reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and exchange rates. These factors may result in reductions in our ore reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of our mining asset base and, as a result, have an adverse effect upon the market price of our ordinary shares and ADSs.

Production or mining industry risks

Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business and its ability to produce gold and meet its production targets. These events include, but are not limited to:

- environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

- industrial accidents;

- underground fires;

- labor disputes;

- encountering unexpected geological formations;

- unanticipated ground and water conditions;

- unanticipated increases in gold lock-up and inventory levels at our heap-leach operations;

- fall-of-ground accidents in underground operations;

- failure of mining pit slopes and tailings dam walls;

- legal and regulatory restrictions and changes to such restrictions;

- seismic activity; and

- other natural phenomena, such as floods or inclement weather conditions.

Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, we use sophisticated seismic and rock mechanics technologies. Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimizing the incidence, and impact of seismic activity, seismic events have in the past, and may in the future, cause employee injury and death as well as substantial damage to our operations, both within South Africa and elsewhere where seismic activity may be a factor. For example, recent seismic activity in South Africa has adversely affected our production there.

The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities. In addition, we have from time to time encountered unanticipated delays and shortfalls in production as a result of these events, which can also adversely impact our cash costs per ounce. As a result, these events may have a material adverse effect on our operational results and our financial condition.

Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.

As a consequence of public concern about the perceived ill effects of economic globalization, business generally, and in particular large multi-national corporations such as ourselves, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimize or eliminate any damage to the interests of those stakeholders.

These pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of such pressures, especially if not effectively managed, include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on our results of operations and our financial condition.

Gold mining operations are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees. If these laws and regulations were to change and, if as a result, material additional expenditure were required to comply with such new laws and regulations, it could adversely affect our results of operations and our financial condition.

Gold mining companies are subject to extensive environmental laws and regulations.

Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of our compliance with environmental laws and regulations has been significant and is expected to continue to be significant.

Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on our financial condition.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If our environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions we make to estimate liabilities, or if unanticipated conditions were to arise in our operations, our expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect our results of operations and our financial condition.

Risks related to our operations

We face many risks related to our operations that may affect our cash flows and overall profitability.

We use gold hedging instruments and have entered into long term sales contracts, which may prevent us from realizing all potential gains resulting from subsequent commodity price increases in the future. We have restructured our hedge book which has reduced protection against low gold prices.

We currently use hedging instruments to fix the selling price of a portion of our anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent us from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

We have utilized commodity instruments to protect the selling price of some of our anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001, we have been reducing our hedge commitments through hedge buy-backs, deliveries into contracts and restructuring in order to achieve greater participation in a rising gold price environment, the effect of which may be that only limited price protection is available in lower gold prices. For a discussion of our commodity instruments see "Item 11: Quantitative and qualitative disclosures about market risk" in our Form 20-F.

A significant number of our hedge contracts are not fair valued on the financial statements as they fall under the normal purchase sales exemption. Should we fail to deliver gold into those contracts in accordance with their terms, then we would need to account for the fair value of all of our hedge contracts on the financial statements, which could adversely affect our reported financial condition.

Foreign exchange fluctuations could have a material adverse effect on our operating results and financial condition.

Gold is principally a dollar-priced commodity, and most of our revenues are realized in or linked to dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms.

Similarly, costs in dollar terms will increase where local inflation rates are greater than dollar inflation rates and the local currency does not depreciate against the dollar to compensate for this. In some instances, such as what we are currently experiencing in Guinea, exchange rates are controlled by the relevant central bank of the countries in which we operate and the exchange rate may be artificially set to levels that may have a detrimental impact on the dollar cost of locally sourced goods and services.

Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material adverse effect on our results of operations.

Since June 2002, the weakening of the dollar against the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar has had a negative impact upon our profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of our operations. In 2006, 2005 and 2004, we derived approximately 73 percent, 67 percent and 74 percent, respectively, of our revenues from these countries and incurred approximately 61 percent, 63 percent and 72 percent, respectively, of production costs in these local currencies. In 2006, the increase in total cash costs per ounce from 2005 was partially offset

by favorable exchange variances of $7 per ounce. In 2005, the weakening of the dollar against these local currencies accounted for nearly $4 per ounce of the increase in total cash costs per ounce from 2004. These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African rand, Brazilian real, Argentinean peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.

To a lesser extent, and mainly as a result of our hedging instruments, a small proportion of our revenues are denominated in South African rand and Australian dollar, which may partially offset the effect of the dollar's strength or weakness on our profitability.

In addition, due to our global operations and local foreign exchange regulations, some of our funds are held in local currencies, such as the South African rand and Australian dollar.

The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may adversely affect our financial condition.

Our level of indebtedness may adversely affect our business.

As of December 31, 2006, we had gross borrowings of around $1.5 billion. This level of indebtedness could have adverse effects on our flexibility to do business, including our ability to fund capital expenditure programs. Under the terms of our borrowing facilities from our banks we are obliged to meet certain financial and other covenants. We expect to meet these covenants and to be able to pay principal and interest on our debt by utilizing the cash flows from operations and, therefore, our ability to do so will depend upon our future financial performance which will be affected by our operating performance as well as by financial and other factors (including the price of gold), certain of which are beyond our control. We may be required to utilize a large portion of our cash flow to pay the principal and interest on our debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions.

Our level of indebtedness may make us vulnerable to economic cycle downturns, which are beyond our control, because during such downturns, we cannot be certain that our future cash flows will be sufficient to allow us to pay principal and interest on our debt and also to meet our other obligations. Should the cash flow from operations be insufficient, we could breach our financial and other covenants and may be required to refinance all or part of our existing debt, utilize existing cash balances, issue additional equity or sell assets. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

Furthermore, substantially all our indebtedness matures in the next two years (US$700 million revolving credit facility matures in January 2008, ZAR2.0 billion corporate bond matures in August 2008 and US$1.0 billion convertible bond matures in February 2009). We intend refinancing a substantial portion of our maturing indebtedness and cannot give assurance that we will be able to do so on commercially reasonable terms, if at all.

Inflation may have a material adverse effect on our results of operations.

Most of our operations are located in countries that have experienced high rates of inflation during certain periods.

Because we are unable to control the market price at which we sell the gold we produce (except to the extent that we enter into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which we operate may result in an increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon our results of operations and our financial condition.

While none of our specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

Contracts for sale of uranium at fixed prices could affect our operating results and financial condition.

We have also entered into contracts for the sale of uranium produced by some of our South African operations and may therefore be prevented from realizing all potential gains from increases in uranium prices to the extent that our future production is covered by such contracts. Furthermore, should we not produce sufficient quantities of uranium to cover such contracts, as is currently the case, we may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect our results of operations and our financial condition.

Our new order mining rights in South Africa could be suspended or cancelled should we breach, and fail to remedy such breach of, our obligations in respect of the acquisition of these rights.

Our rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of our mineral reserves and deposits are located in South Africa.

The Mineral and Petroleum Resources Development Act ("MPRDA") vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. Prospecting, mining and mineral rights formerly regulated under the Minerals Act 50 of 1991, and common law are now known as old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified time frames.

The Department of Minerals and Energy ("DME") has published, pursuant to the MPRDA, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the "Charter"). Compliance with the Charter, measured using a designated Scorecard, requires that every mining company achieve 15 percent ownership (implying full voting and economic benefit) by Historically Disadvantaged South Africans ("HDSAs") of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014 and achieve participation by HDSAs in various other aspects of management referred to below. We have submitted to the DME two Social and Labor Plans – one for each of our main mining regions – detailing our specific goals in these areas.

The Scorecard allows for a portion of "offset" against the HDSAs' ownership requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. We carry out such downstream activities and believe these will be recognized in terms of a framework currently being devised by the South African Government.

Although the MPRDA, Charter and Scorecard focus on Black Economic Empowerment ("BEE") in the mining sector and are the applicable regulatory instruments relating to the conversion of old order mining rights, the interpretation of these regulatory instruments and the implementation of BEE in the mining sector could be influenced by BEE legislation of general application in South Africa, comprising currently the Broad-Based Black Economic Empowerment Act, 2003 and the Codes of Good Practice on Black Economic Empowerment promulgated under that Act.

We have completed a number of asset sales to companies owned by HDSAs in the past seven years (estimated to be equivalent to 20 percent of our South African production). Furthermore, at the end of 2006, we implemented an Employee Share Ownership Program ("ESOP") and BEE transaction, collectively with a value equivalent to approximately 6 percent of our South African assets. This is consistent with our stated strategic intention to develop means of promoting broad based ownership in us by HDSAs and with an undertaking made to the DME as a condition for the granting to us of our new order mining rights. We believe that we have made significant progress towards meeting the requirements of the Charter, the Scorecard and our own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40 percent of management roles being held by HDSAs by 2010. We will incur expenses in giving further effect to the Charter and the Scorecard and the implementation of the ESOP will affect our results of operations. See "Item 5: Operating and financial review and prospects – Establishment of a Black Economic Empowerment (BEE) transaction in South Africa" of our Form 20-F, for a detailed discussion on the implementation of ESOP.

We were informed on August 1, 2005, by the Director General of Minerals and Energy that our applications to convert our old order mining rights to new order mining rights for our West Wits and Vaal River operations, as well as our applications for new mining rights to extend our mining areas at our TauTona and Kopanang mines, had been successful. These applications relate to all of our existing operations in South Africa. We have reviewed certain draft notarial rights agreements, which we received from the DME relating to the various rights. The notarial agreement for the West Wits operations has subsequently been executed and registered as has the notarial agreement for Jonkerskraal, which forms a portion of the Vaal River rights. In September 2007, we notarially executed three more mining rights which form part of the Vaal River operations, namely Weltevreden, Moab Extension and Edom, which have been lodged with the Mining Titles Office for registration. Two notarial agreements for the Vaal River operations are pending. We submitted two applications to the DME for the conversion of two unused old order prospecting rights to new order prospecting rights, one of which we have subsequently withdrawn. The DME has approved the conversion of the remaining prospecting right which had been registered.

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.

The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations in terms of the guidelines issued for converted mining rights fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities.

The proposed introduction of South African State royalties where a significant portion of our mineral reserves and operations are located could have an adverse effect on our results of operations and our financial condition.

The South African Government has announced the details of the proposed new legislation, whereby the new order rights will be subject to a State royalty. The Mineral and Petroleum Resources Royalty Bill was published on October 11, 2006 and provides for the payment of a royalty of 1.5 percent of gross revenue attributable to refined gold per year, payable bi-annually. The royalty is tax deductible. The payment of royalties will be in respect of all mineral resources extracted or transferred beginning on May 1, 2009, if the Bill is passed by Parliament in its current form.

Certain factors may affect our ability to support the carrying value of our property, plants and equipment, acquired properties, investments and goodwill on our balance sheet.

We review and test the carrying value of our assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We value individual mining assets at the lowest level for which cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect our financial condition.

Diversity in interpretation and application of accounting literature in the mining industry may impact our reported financial results.

The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, we capitalize the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. (See "Item 5: Operating and financial review and prospects – Critical accounting policies" of our Form 20-F.) As and when diversity in interpretation and application is addressed, it may impact our reported results should the adopted interpretation differ from the position followed by us.

Our mineral reserves and deposits and mining operations are located in countries that face political, economic and security risks.

Some of our mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where we operate, the formulation or implementation of Government policies may be unpredictable on certain issues including regulations which impact on our operations and changes in laws relating to issues such as mineral rights and asset ownership, licenses, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

Any existing and new mining and exploration operations and projects we carry out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters.

If, in one or more of these countries, we were not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue our operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially which could result in changes to such laws and regimes, our results of operations and our financial condition could be adversely affected.

For example, in Mali and Tanzania, we are due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, we have outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favorable to us, it could have an adverse effect upon our results of operations and our financial condition.

Certain of the countries in which we have mineral deposits or mining or exploration operations, including the Democratic Republic of Congo and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which we are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on our operations in such regions. In the event that continued operations in these countries compromise our security or business principles, we may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on our results of operations and our financial condition.

Labor disruptions and/or increased labor costs could have an adverse effect on our operating results and financial condition.

At December 31, 2006, approximately 69 percent (2005: 72 percent) of our workforce excluding contractors or 62 percent of total workforce was located in South Africa. Approximately 97.8 percent of the workforce on our South African operations is unionized, with the National Union of Mineworkers ("NUM") representing the majority of unionized workers.

Our employees in some South American countries and Ghana are also highly unionized. Trade unions have a significant impact on our labor relations climate, as well as on social and political reforms, most notably in South Africa.

It has become established practice to negotiate wages and conditions of employment in our South African operations with the unions every two years through the Chamber of Mines of South Africa. A two-year wage agreement was signed in August 2007 following negotiations between NUM, United Associations of South Africa ("UASA") (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners) and the Chamber of Mines.

Labor costs represent a substantial proportion of our total operating costs and in many operations, including South African operations, are our single largest operating cost category. Increases in labor costs at our operations in the absence of further productivity increases will have an adverse impact on our results of operations and our financial condition.

There is a risk that strikes or other types of conflict with unions or employees may occur at any one of our operations. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Should any labor disruptions occur, if material, they could have an adverse effect on our results of operations and our financial condition.

The use of mining contractors at certain of our operations may expose us to delays or suspensions in mining activities and increases in mining costs.

Mining contractors are used at certain of our mines, including Sadiola, Morila and Yatela in Mali, Siguiri in Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Furthermore, increases in contract mining rates, in the absence of associated productivity increases, will have an adverse impact on our results of operations and our financial condition.

We compete with mining and other companies for key human resources.

We compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate our business. This is further exacerbated in the current environment of increased mining activity across the globe combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of the global industry wide shortages, we are also required to achieve employment equity targets of participation by HDSAs in management and other positions.

We compete with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details see the risk factor "Our new order mineral rights in South Africa could be suspended or cancelled should we breach, and fail to remedy such breach of, our obligations in respect of the acquisition of these rights".

There can be no assurance that we will attract and retain skilled and experienced employees and, should we lose any of our key personnel, our business may be harmed and our results of operations and our financial condition could be adversely affected.

We face certain risks in dealing with HIV/AIDS which may adversely affect our results of operations and our financial condition.

AIDS remains the major health care challenge faced by our South African operations. Accurate prevalence data for AIDS is not available. The South African workforce prevalence studies indicate that the percentage of our South African workforce that may be infected by HIV may be as high as 30 percent. We are continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2001, we have offered a voluntary counseling and HIV testing program for employees in South Africa. In 2002, we began to offer anti-retroviral therapy ("ART") to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, we commenced a roll-out of the treatment to all eligible employees desiring it. Currently approximately 3,750 employees are on the wellness program and at December 2006, approximately 1,589 employees were receiving treatment using anti-retroviral drugs.

The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral therapy, is on average R1,300 ($185) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation.

We do not expect the cost that we will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect our results of operations. Nevertheless, it is not possible to determine with certainty the costs that we may incur in the future in addressing this issue, and consequently our results of operations and our financial condition could be adversely affected.

We face certain risks in dealing with malaria, particularly at our operations located in Africa, which may have an adverse effect on our results of operations.

Malaria is a significant health risk at all of our operations in Central, West and East Africa where the disease assumes epidemic proportions because of ineffective national control programs. The disease is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of our operations located in these regions.

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect upon the results of our operations and our financial condition.

The primary areas of focus in respect of occupational health within our operations are noise-induced hearing loss ("NIHL"), occupational lung diseases ("OLD") and tuberculosis ("TB"). We provide occupational health services to our employees at our occupational health centers and we continue to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on our results of operations and our financial condition.

Furthermore, the South African Government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act ("ODMWA") that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act ("COIDA") that provides for compensation to non-miners who have OLD.

COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of our employees would be compensated as compared with those eligible for compensation under ODMWA.

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims we could be subject to and consequently could have an adverse effect on our financial condition.

The costs associated with the pumping of water inflows from closed mines adjacent to our operations could have an adverse effect upon our results of operations.

Certain of our mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of our mining operations as a result of property damage, disruption to operations and additional pumping costs.

We have embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies' willingness to meet their water pumping obligations.

The relevant mining companies have entered into a settlement agreement and will establish a not-for-profit water company to conduct the water pumping activities at the highest lying shaft which is owned by Stilfontein Gold Mining Company (in liquidation). The three mining companies will contribute equally to the cost of establishing and initially running the water company until it becomes self funding.

Some of our power supplies are not always reliable and have on occasion forced us to halt or curtail activities at our mines. Power fluctuations and power cost increases may adversely affect our results of operations and our financial condition.

All of our mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority ("VRA") an entity controlled by the government of Ghana, although we also have access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage the group's equipment.

The VRA also obtains power from neighboring Cote d'Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in our power supply to our operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect our results of operations and our financial condition.

In order to address this problem and to supplement the power generated by the VRA, we have agreed, together with the other three principal gold producers in Ghana, to acquire (and equally fund) an 85 megawatt, diesel-fired, power plant that could be converted to gas supply once the anticipated West African Gas Pipeline is developed. While we believe that this additional power should alleviate any current power shortages, it may not do so if the power supply from the VRA further deteriorates due to either reduced power generation or increased demand from other users.

Our mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. Our power supply has been disrupted in the past and we have suffered resulting production losses as a result of equipment failure. Recently, South Africa has started to experience power outages. Should similar events occur in future, or should fluctuations or power cost increases adversely affect our other operations, this would have an adverse effect on our operational results and our financial condition.

The occurrence of events for which we are not insured or for which our insurance is inadequate may adversely affect our cash flows and overall profitability.

We maintain insurance to protect only against catastrophic events which could have a significant adverse effect on our operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk.

However, our insurance does not cover all potential risks associated with our business. In addition, we may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, we may not be able to obtain insurance coverage at acceptable premiums. We have a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by us. The occurrence of events for which we are not insured may adversely affect our cash flows and overall profitability.

Risks related to our ordinary shares and American Depositary Shares ("ADSs")

Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may decide to sell them at any time.

We have entered into a registration rights agreement with the selling shareholder that would facilitate registration under the Securities Act of additional offers and sales of our shares that the selling shareholder makes in the future, subject to certain conditions. Sales of ordinary shares or ADSs, if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for our ordinary shares or ADSs, causing their market prices to decline. In April 2006 the selling shareholder sold 19,685,170 ordinary shares it held in us which, combined with the dilutive effect of our issuance of 9,970,732 ordinary shares also in April 2006, reduced its shareholding in us from approximately 51 percent of outstanding shares to approximately 42 percent as at December 31, 2006. The selling shareholder has stated that it intends to reduce and ultimately to exit its gold company holdings and that it will continue to explore all available options to exit us in an orderly manner. Sales or distributions of substantial amounts of our ordinary share or ADSs, or the perception that such sales or distributions may occur, could adversely affect prevailing market prices for our ordinary share or ADSs.

Fluctuations in the exchange rate of different currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us.

We have historically declared all dividends in South African rand. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold our securities. This may reduce the value of these securities to investors. Our Memorandum and Articles of Association allows for dividends and distributions to be declared in any currency at the discretion of our board of directors, or our shareholders at a general meeting. If and to the extent that we opt to declare dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of our securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rand will continue to fluctuate in part as a result of foreign exchange fluctuations.

The proposal by the South African Government to replace Secondary Tax on Companies with withholding tax on dividends and other distributions may impact on the amount of dividends or other distributions received by our shareholders.

On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in phases between 2007 and 2009. Although this may reduce the tax payable by our South African operations, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by our shareholders.

USE OF PROCEEDS

The selling shareholder will receive all of the proceeds due from its sale of our ordinary shares pursuant to this prospectus supplement.

RECONCILIATION OF TOTAL CASH COSTS AND
TOTAL PRODUCTION COSTS TO FINANCIAL STATEMENTS

Total cash costs as calculated and reported by us include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation costs, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs as calculated and reported by us include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Prior to January 1, 2006 stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping). EITF Issue 04-6 prohibits capitalization of post production stripping costs effective from January 1, 2006. Except for this impact on total cash costs and total production costs, total cash costs and total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to ordinary stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of our performance. Furthermore the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

A reconciliation of production costs as included in our audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2006 is presented below.

AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	For the year ended December 31,		
	2004	**2005**	**2006**
Production costs per financial statements	**1,340**	**1,638**	**1,525**
Plus:			
Production costs of equity accounted joint ventures	119	108	80
(Less)/Plus:			
Rehabilitation costs and other non-cash costs	(20)	(60)	17
Plus:			
Inventory movement	35	37	84
Royalties	41	54	78
Related party transactions[(1)]	46	39	12
Adjusted for:			
Minority interests[(2)]	(28)	(42)	(54)
Non-gold producing companies and adjustments	3	(41)	68
Total cash costs	**1,536**	**1,733**	**1,810**
Plus:			
Depreciation, depletion and amortization	507	653	749
Employee severance costs	7	26	22
Rehabilitation and other non-cash costs	20	60	(17)
Adjusted for:			
Minority interests[(2)]	(9)	(11)	(15)
Non-gold producing companies and adjustments	(4)	(5)	(3)
Total production costs	**2,057**	**2,456**	**2,546**
Gold produced (000' ounces)[(3)]	**5,829**	**6,166**	**5,635**
Total cash costs per ounce[(4)]	**264**	**281**	**321**
Total production costs per ounce[(4)]	**353**	**398**	**452**

(1) Relates solely to production costs as included in our consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(2) Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(3) Attributable production only.

(4) In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. We report total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

HISTORICAL ORDINARY SHARE AND ADS TRADING, DIVIDENDS AND EXCHANGE RATE INFORMATION

Ordinary Share and ADS Trading

The following table sets out, for the periods indicated, the reported intra-day high and low market quotations for our ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE[1]		NYSE[2]	
	High	Low	High	Low
	(South African cents per ordinary share)		(dollars per ADS)	
Annual information				
Year ended December 31,				
2002	34,700	20,000	35.33	17.62
2003	33,900	19,100	49.95	27.10
2004	31,900	18,620	48.25	29.91
2005	31,990	18,700	49.88	30.50
2006	38,700	24,700	62.20	35.58
Quarterly information				
2005				
First quarter	24,500	18,700	39.00	31.27
Second quarter	24,500	19,000	36.60	30.50
Third quarter	28,400	21,951	44.13	34.11
Fourth quarter	31,990	25,750	49.88	38.64
2006				
First quarter	38,700	29,005	62.20	46.51
Second quarter	35,621	24,700	58.36	37.17
Third quarter	36,050	27,500	51.07	37.10
Fourth quarter	35,000	28,250	48.91	35.58
2007				
First quarter	35,889	30,300	49.34	41.10
Second quarter	35,322	26,100	49.42	37.10
Monthly information				
January 2007	34,699	31,250	48.72	43.37
February 2007	35,889	31,000	49.34	43.00
March 2007	33,980	30,300	46.26	41.10
April 2007	35,322	31,390	49.42	44.51
May 2007	32,000	28,712	45.42	40.45
June 2007	31,025	26,100	43.51	37.10
July 2007	31,600	26,400	45.96	37.85
August 2007	30,000	25,400	41.85	33.80
September 2007 (through September 28, 2007)	33,330	28,950	47.43	39.83

(1) The JSE share price information has been adjusted to give effect to the two-for-one stock split which took effect from the close of business on December 24, 2002.

(2) Prior to December 24, 2002, each ADS represented 0.5 of one ordinary share. With effect from the close of business on December 24, 2002, each ADS represents one ordinary share.

Annual Dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the years 2002 through 2007 (through September 28, 2007), in each case in cents per ordinary share.

Year ended December 31,	Interim	Final	Total	Interim	Final	Total
	(South African cents per ordinary share)			(US cents per ordinary share[(1)])		
2002	675	675	1,350	63.81	82.12	145.93
2003	375	335	710	50.73	49.82	100.55
2004	170	180	350	25.62	30.37	55.99
2005	170	62	232	26.09	9.86	35.95
2006	210	240	450	29.40	32.38	61.78
2007[(2)]	90	n/a	n/a	12.43	n/a	n/a

(1)   Dividends for these periods were declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

(2)   Through September 28, 2007.

Future dividends will be dependent on our cash flow, earnings, planned capital expenditures, financial condition and other factors. We do not currently intend substantially changing our practice of paying out dividends from funds available after providing for capital expenditure and long-term growth. Under South African law, we may declare and pay dividends from any capital and reserves included in total shareholders' equity calculated in accordance with IFRS, subject to our solvency and liquidity. At December 31, 2006, our total shareholders' equity on an unconsolidated basis as calculated under IFRS amounted to ZAR18,513 million ($2,644 million). Dividends are payable to shareholders registered at a record date that is after the date of declaration. Given that we are in our highest ever capital expenditure phase, we will continue to manage capital expenditure in line with profitability and cash flow and our approach to the dividend on the basis of prudent financial management.

Under the terms of the Company's Articles of Association adopted on December 5, 2002, dividends may be declared in any currency at the discretion of our board of directors or our shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of our ADSs are paid in dollars converted from South African rand by The Bank of New York, as depositary, in accordance with the deposit agreement.

Exchange Rate Information

The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On September 28, 2007, the noon buying rate between rands and US dollars was R6.88 = $1.00.

Year ended December 31	High	Low	Year-end	Average[1]
2002	12.47	8.59	8.59	10.34
2003	9.05	6.26	6.70	7.42
2004	7.31	5.62	5.65	6.39
2005	6.92	5.64	6.33	6.35
2006	7.94	5.99	7.04	6.81
2007 (through September 28, 2007)	7.50	6.81	n/a	7.12

(1) The average of the noon buying rates on the last business day of each month during the year, and in the case of 2007, the year to September 28.

Exchange rate information for the months of	High	Low
January 2007	7.33	6.88
February 2007	7.28	7.07
March 2007	7.48	7.19
April 2007	7.28	6.98
May 2007	7.18	6.88
June 2007	7.27	7.04
July 2007	7.15	6.81
August 2007	7.50	7.02
September 2007 (through September 28, 2007)	7.25	6.88

CAPITALIZATION

The following table sets forth our consolidated capitalization at August 31, 2007.

You should read this table together with our US GAAP financial statements and related discussion and analysis included in our Form 20-F.

	As at August 31, 2007 (in $ millions)
Total debt[(1)(2)]	$1,667[(3)]
Stockholders' equity:	
400,000,000 authorized ordinary shares of 25 ZAR cents each; Ordinary shares issued August 31, 2007 – 276,845,340[(4)]	10
Additional paid-in capital	5,582
Accumulated deficit[(5)]	(1,549)
Accumulated other comprehensive income[(5)]	(670)
Total stockholders' equity	3,373
Total capitalization	$5,040

(1) Including short-term and long-term debt. As at August 31, 2007, approximately 93 percent of our long-term debt was designated in dollars, 3 percent in South African rands and 4 percent in Australian dollars.

(2) For a discussion regarding our guaranteed and non-guaranteed and secured and unsecured indebtedness see "Operating and financial review and prospects" included in our Form 20-F.

(3) At August 31, 2007, guaranteed and non-guaranteed debt accounted for approximately $38 million and $1,629 million, respectively, of total debt.

(4) At August 31, 2007, up to 15,384,615 of our ADSs were issuable upon exercise of $1,000,000,000, 2.375 percent guaranteed convertible bonds issued by AngloGold Holdings plc. As at August 31, 2007, up to 1,113,136 of our ordinary shares were issuable upon exercise of options over our ordinary shares currently outstanding (including 393,102 fully vested options).

(5) At June 30, 2007.

(6) There has been no material change since August 31, 2007 in the consolidated capitalization or indebtedness.

SELLING SHAREHOLDER

The table below sets forth information regarding the ownership by the selling shareholder of our ordinary share capital prior to and immediately after the offering:

		Prior to the Offering		After the Offering	
Shareholder	Ordinary Shares Offered	Number of Ordinary Shares Owned	Percent of Total Ordinary Share Capital[1]	Number of Ordinary Shares Owned	Percent of Total Ordinary Share Capital[1]
Anglo South Africa Capital (Proprietary) Limited	67,100,000	115,102,929	41.6	48,002,929	17.3

(1) Excludes E ordinary shares. As at August 31, 2007, we had outstanding 276,845,340 ordinary shares and 4,090,730 E ordinary shares.

The selling shareholder is wholly owned indirectly by Anglo American. Therefore, Anglo American is a beneficial owner of our ordinary shares referred to in the foregoing table being offered by the selling shareholder pursuant to this prospectus supplement.

Anglo American is one of the world's largest mining and natural resource groups. Anglo American's address is 20 Carlton House Terrace, London SW1Y 5AN, England. Through its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as gold and industrial minerals. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia.

As at December 31, 2006, December 31, 2005 and December 31, 2004, the selling shareholder was our largest shareholder with an equity interest and voting rights of 41.67 percent, 50.88 percent and 50.97 percent, respectively.

The selling shareholder expects the offering to represent a major step in the completion of the selling shareholder's stated objectives for its stake in us. The selling shareholder has advised us that the selling shareholder's residual position in us will be investment accounted upon the completion of this offering. The representatives of the selling shareholder remaining on our board of directors intend to resign from our board of directors following completion of the offering.

The selling shareholder has advised us that it currently supports our general strategy to enhance long term shareholder value.

The selling shareholder has agreed with the underwriters, subject to certain exceptions, not to offer or sell any of our ordinary shares and securities that are substantially similar to our ordinary shares, including any securities that are convertible or exchangeable into our ordinary shares, until May 31, 2008, as set forth in the section under the caption "Underwriting" beginning on page S–39.

We have no service agreements with Anglo American or any of its subsidiaries or other contracts in terms of which any revenue or profit-related fees are payable to Anglo American or its affiliates. For a description of our related party transactions see "Item 7: Major shareholders and related party transactions" in our Form 20-F.

The selling shareholder does not have voting rights that differ from the voting rights of other shareholders.

Registration Rights Agreement

In March 2006, we entered into a registration rights agreement with the selling shareholder under which we have agreed to file additional registration statements for the offer and sale of the selling shareholder's holdings in our ordinary shares, if the selling shareholder requests us to do so. Specifically, the selling shareholder may demand that we file new registration statements for the selling shareholder's offer and sale of ordinary shares as long as the aggregate value of each offering by the selling shareholder is at least $250 million based on the market price of the ordinary shares on the date the selling shareholder makes a demand. We will be required to make all reasonable efforts to file a registration statement for the selling shareholder within 30 days after we receive each such demand, and to keep it effective for 90 days unless the ordinary shares offered pursuant to it are sold earlier.

The selling shareholder may make these demands as long as a public offering of the ordinary shares it owns would require US registration. Until January 1, 2008, which may be extended under certain circumstances, the selling shareholder is not limited in the number of demands it can make per calendar year, as long as no new demand is made until the completion or abandonment of the selling shareholder's offering pursuant to a registration statement filed for the immediately preceding demand. On or after January 1, 2008, as such date may be extended, the selling shareholder is limited to two demands per calendar year, subject to certain exceptions.

The selling shareholder has agreed to pay or reimburse us for certain reasonable, out-of-pocket expenses we incur in connection with the registration of such offerings.

In the event the selling shareholder offers and sells the ordinary shares in an underwritten offering, we have agreed to give the underwriter or underwriters representations, warranties and indemnities customary in that context. In addition, we have agreed to indemnify the selling shareholder to the fullest extent permitted by applicable law, including South African law, for certain liabilities under the Securities Act.

We will be able to postpone the filing of such a registration statement for the selling shareholder in three circumstances:

- First, we may postpone such registration if we give notice to the selling shareholder that a registration for the selling shareholder's offer or sale of its ordinary shares would adversely affect our own pending or contemplated offer or sale of securities for cash. In this event our postponement can last up to 90 days after the effectiveness of a registration statement we file for our own offer or sale, as long as we file this registration statement within 30 days after the date we give the notice to the selling shareholder. Prior to March 23, 2008, we can postpone the filing of a registration statement for the selling shareholder only twice if the reason for the postponement is our own offering or sale of securities for cash.

- Second, we will be able to postpone a registration statement for the selling shareholder if we give notice to the selling shareholder that the investment committee of our board has determined such registration would materially impede, delay or otherwise interfere with our own pending or contemplated acquisition, corporate reorganization or other similar transaction, including an issuance of securities by us as consideration in such a corporate transaction. In this event our postponement can last up to 60 days following the date we give notice to the selling shareholder unless we give a second notice that we need more time to advance our corporate transaction, in which case the postponement may last up to 120 days following the date we gave the initial notice. If we enter into a definitive agreement related to our corporate transaction at any time during these 120 days, we may postpone filing the registration statement for the selling shareholder for a longer period as necessary to satisfy customary closing conditions in connection with our corporate transaction.

- Third, we will be able to postpone filing a registration statement for the selling shareholder, or to suspend such a registration statement already filed, if we give notice to the selling shareholder that postponement or suspension is necessary to comply with the Securities Act or to make changes to the disclosure contained or incorporated by reference in the registration statement. Such a postponement or suspension may last for 30 days following the date of the notice or a longer period as required by US securities laws.

The registration rights agreement may be terminated at any time by written consent of both ourselves and the selling shareholder. The registration rights agreement will terminate automatically on the first date on which the selling shareholder is no longer an affiliate within the meaning of Rule 144 under the Securities Act. It is anticipated that the registration rights agreement will remain in place immediately following the completion of the offering.

TAXATION

South African taxation

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Inland Revenue practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the "Treaty"), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a deposit agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of US holders of shares is also applicable to US holders of ADSs.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies ("STC") on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, we have elected not to be subject to STC. As a result, although our dividend payments are not subject to STC, we pay corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by us being lower than the tax payable using the standard corporate tax rate together with STC. STC is expected to be phased out over the next two years and replaced by a dividend withholding tax.

South Africa does not currently impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares, but there has been a recent announcement (as set out below) that this is about to change. In the case of a South African withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of our voting stock and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

On February 21, 2007, the South African Minister of Finance, Mr. Trevor Manuel, delivered his 2007 Budget Speech in which he stated that the STC currently levied at 12.5 percent will be replaced by a 10 percent withholding tax that will be levied on shareholders in respect of dividends distributed by South African companies. This change will be implemented in two phases. On October 1, 2007 the STC rate will reduce from 12.5 percent to 10 percent and thereafter STC will be phased out and replaced by the 10 percent withholding tax.

The draft legislation giving effect to this was published for comment on September 12, 2007 and the effect of this draft legislation will be that in 2007 (the first phase) the marginal tax rates for our South African operations will reduce by 1.5 percent.

When STC is finally replaced by the new withholding tax system (the second phase), the marginal tax rates of our South African operations are expected to reduce by a further 6 to 8 percent. However, since STC is being replaced by the 10 percent withholding tax referred to, the dividend received after the withholding tax is deducted will result in shareholders receiving a net amount after tax dividend which is equivalent to their after tax dividend under the STC regime at a rate of 10 percent.

The amending legislation relating to these proposals is expected to be published in the latter part of 2007.

Taxation of gains on sale or other disposition

South Africa imposes a tax on capital gains, which applies mainly to South African residents and only to a limited extent to non-residents. The meaning of the word "residents" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. Gains on the disposal of securities which are not capital in nature are usually subject to income tax. In either case, a US holder will not be subject to South African tax on the disposal of shares or ADSs unless the US holder carries on business in South Africa through a permanent establishment situated therein to which the shares or ADSs are attributable.

Uncertificated Securities Tax ("UST")

The change of beneficial ownership of shares listed on an exchange in South Africa is subject to UST at the rate of 0.25 percent of the taxable amount of the shares. Any change of beneficial ownership of shares listed on an exchange outside South Africa and/or the transfer of ADSs is not subject to UST or to any other South African tax. Where a change in beneficial ownership on a purchase of shares listed on an exchange in South Africa:

- takes place through a stockbroker, UST will be payable on the actual consideration; and
- takes place off market (where either the change in beneficial ownership is effected by the CSDP or the seller continues to hold the shares as nominee on behalf of the purchaser) and the consideration for the shares is less than the lowest traded price of the shares on the date of the relevant transaction, UST is payable on the closing traded price of the shares.

United States federal income taxation

The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on US tax laws, including the Internal Revenue Code of 1986, as amended (the "Code"), final and proposed Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all at the date of this prospectus supplement, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt entities, banks, certain financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of our outstanding share capital or voting stock, partnerships, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose, any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. Therefore deposits or withdrawals by a US holder of shares for ADSs or of ADSs for shares will not be subject to US federal income tax. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs.

This discussion assumes that we are not, and will not become, a passive foreign investment company for US federal income tax purposes, as described below.

Taxation of dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by us generally will be taxable as dividend income to the US holder for US federal income tax purposes on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by us. For foreign tax credit limitation purposes, dividends paid by us will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. The South African government, however, has recently announced its intent to enact a 10 percent dividend withholding tax, which is expected to be phased in during 2008 and 2009. See "Taxation – South African Taxation – Taxation of Dividends".

The amount of any distribution paid in foreign currency (including the amount of any South African withholding tax thereon) generally will be includible in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the US holder, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the foreign currency is converted into US dollars on such date. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into US dollars on the date of receipt, a US holder of shares generally will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency generally will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency generally will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Subject to certain limitations, it is anticipated that South African withholding taxes will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute "passive category" income, or in the case of certain US holders, "general category" income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemizes deductions may elect to deduct all of such holder's foreign taxes in the taxable year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits. US holders whose tax year began prior to January 1, 2007 should consult their own tax advisors as to the foreign tax credit rules applicable to them.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15 percent) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period and other requirements and the non-US corporation satisfies certain requirements, including either that (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of

information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for US federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of our shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.

The US Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of South African withholding taxes or the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

Taxation of capital gains

In general, upon a sale, exchange or other disposition of shares or ADSs, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder's holding period in the shares exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Deposits or withdrawals by a US holder of shares for ADSs, or of ADSs for shares, will not be subject to US federal income tax.

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), certain commodities income, or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we were not a PFIC for the taxable year ended December 31, 2006 and do not expect to become a PFIC in the foreseeable future. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences.

These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by us would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares or ADSs.

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares or ADSs may be subject to information reporting to the Internal Revenue Service (the "IRS"). US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UNDERWRITING

We, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares (in the form of ordinary shares or ADSs) being offered, and, subject to certain conditions, each underwriter has severally agreed to procure purchasers for or, failing that, purchase the number of ordinary shares indicated in the following table. Goldman Sachs International may be contacted at Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom. UBS Limited may be contacted at UBS Limited, 1 Finsbury Avenue, London EC2M 2PP, United Kingdom.

Underwriters	Number of Ordinary Shares
Goldman Sachs International	33,550,000
UBS Limited	33,550,000
Total	67,100,000

The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken. The underwriting agreement provides that the obligations of the underwriters to procure purchasers for, or, failing that, purchase themselves, the ordinary shares being offered are subject to approval of legal matters by counsel and to other conditions.

Investors who purchase ordinary shares through the STRATE system, which is used to settle securities transactions in the Republic of South Africa, may be responsible for certain transaction costs, including uncertificated securities tax, investor protection levy and the STRATE levy. If applicable, such transaction costs will be paid through investors' respective central securities depositary participants who should be consulted regarding such costs.

The initial price to investors per ADS set forth in the first paragraph on the front cover of this prospectus supplement includes the total amount of uncertificated securities tax levied in respect of the transfer of beneficial ownership of the ordinary share underlying each ADS under South African tax laws, for forwarding to the South African Revenue Service.

The following table shows the per ordinary share and total underwriting discounts, commissions and fees to be paid to the underwriters by the selling shareholder.

Paid by the Selling Shareholder

Per ordinary share[1]	$1.10
Total	$73,810,000

(1) Assuming all ordinary shares offered hereby are sold in the form of ADSs.

The total underwriting discounts and commissions to be paid to the underwriters by the selling shareholder represents 2.50 percent of the proceeds of the offer, before any fees and expenses.

Ordinary shares sold by the underwriters to purchasers procured by the underwriters or otherwise to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.66 per ordinary share from the initial price to public. If all the ordinary shares are not sold at the initial price to the purchasers procured by the underwriters or otherwise to the public, the underwriters may change the offering price and the other selling terms.

The selling shareholder has agreed to reimburse us for all fees and expenses incurred by us in connection with this offering. The selling shareholder has also agreed to reimburse certain expenses of the underwriters in connection with this offering, which are not set forth in the itemization below. Set forth below is an itemization of the estimated total fees and expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ordinary shares by the selling shareholder.

SEC registration fee	$ 90,865
Printing and engraving costs	$ 600,000
Legal fees and expenses	$1,950,000
Accounting fees and expenses	$1,500,000
Insurance and other expenses	$2,000,000
Total	$6,140,865

The underwriters expect that delivery of the ordinary shares will be made against payment therefor on the settlement date specified on the cover page of this prospectus supplement. Under Rule 15c6-1 under the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade ordinary shares prior to the third business day before the delivery of the ordinary shares will be required, by virtue of the fact that the ordinary shares initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

We have been advised by the underwriters that the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by brokers and dealers registered with the Securities and Exchange Commission. Goldman Sachs International is expected to make offers and sales in the United States through its registered broker-dealer affiliate, Goldman, Sachs & Co. UBS Limited is expected to make offers and sales in the United States through its registered broker-dealer affiliate, UBS Securities LLC.

A prospectus supplement in electronic format may be made available on the Internet sites maintained by one or more underwriters or securities dealers.

The selling shareholder has agreed with the underwriters that, from the date of this prospectus supplement until May 31, 2008 (inclusive), it will not, without the prior written consent of the underwriters, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our ordinary shares or any of our securities that are substantially similar to our ordinary shares. The foregoing sentence shall not apply to (i) the ordinary shares in this offering or (ii) any disposition by the selling shareholder of at least 1 percent of our outstanding ordinary shares as of the date hereof, to a single person, or group of related persons, in privately negotiated transactions or any portion of its ordinary shares in the context of an acquisition, merger, corporate reorganization or similar transaction provided that, in each case stated in this part (ii), the recipient of such ordinary shares agrees to be subject to the foregoing sentence. The underwriters in their sole discretion may release any of the securities subject to this lock-up agreement at any time without notice.

We have agreed with the underwriters that, for a period of 90 days from the date of this prospectus supplement, we will not, without the prior written consent of the underwriters, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose of any shares of our ordinary shares or any of our securities that are substantially similar to our ordinary shares. The foregoing sentence shall not apply to (i) the issuance and sale by us of ordinary shares pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan in effect on the date of this prospectus supplement, (ii) the issuance by us of ordinary shares issuable upon the conversion of securities or the exercise of warrants outstanding on the date of this prospectus supplement and (iii) the issuance by us of ordinary shares in the context of an acquisition, merger, corporate reorganization or similar transaction provided that the recipients of such ordinary shares agree to be subject to the foregoing sentence. The underwriters in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice and, specifically in the circumstances described in part (iii) of the foregoing sentence where such recipients do not agree to be subject to these lock-up agreements, will not unreasonably withhold their release of the lock-up.

In connection with the offering of ordinary shares, the underwriters (or persons acting on behalf of any underwriters) may over-allot ordinary shares (provided that, the aggregate principal amount of ordinary shares allotted does not exceed 105 percent of the aggregate principal amount of the ordinary shares subject to the offering) or effect transactions with a view to supporting the market price of the ordinary shares at a level higher than that which might otherwise prevail. However, there is no assurance that the underwriters (or persons acting on behalf of any underwriters) will undertake stabilization action. Any stabilization action may begin on or after the date of adequate public disclosure of the final price of the ordinary shares and, if begun, may be ended at any time, but it must end no later than 30 days after the date of alottment.

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering. The underwriters may close out any short position by purchasing ordinary shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the London Stock Exchange, Euronext Paris, the Australian Stock Exchange and the JSE Limited, in the over-the-counter market or otherwise.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and/or the selling shareholder, for which they received or will receive customary fees and expenses. In addition, the underwriters and their affiliates have, from time to time, entered into hedging transactions with us and certain of our affiliates.

We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ordinary shares or the possession, circulation or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21(1) of the FSMA does not apply to us; and

(b) it has complied with, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

European Economic Area Member States

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any ordinary shares may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of any such offering; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The ordinary shares may not be offered or sold by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed nor may the ordinary share be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A) and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ordinary shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer, or (3) by operation of law.

Japan

The ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This document does not constitute a prospectus or other disclosure document under the Corporations Act 2001 (Cth) (the "Corporations Act") and does not include the information required for a disclosure document under the Corporations Act. This document has not been lodged with the Australian Securities and Investments Commission ("ASIC") and no steps have been taken to lodge it with ASIC. Any offer in Australia of the ordinary shares under this prospectus may only be made to persons who come within one of the categories set out in sections 708(8) and 708(11) of the Corporations Act, or otherwise pursuant to one or more exemptions in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Part 6D.2 of the Corporations Act (collectively referred to as "Sophisticated and Professional Investors"). As no formal disclosure document (such as a prospectus) will be lodged with ASIC, the ordinary shares will only be offered and issued in Australia to one of the categories of Sophisticated or Professional Investors. If a person to whom ordinary shares are issued (called an "Investor") on-sells the ordinary shares in Australia within 12 months from their issue, the Investor may need to lodge a prospectus with ASIC unless that sale is to another Sophisticated or Professional Investor or otherwise in reliance on a prospectus disclosure exemption under the Corporations Act. Any person acquiring ordinary shares should observe such Australian on-sale restrictions.

South Africa

Each of the underwriters has represented and agreed that it has not offered and will not offer the ordinary shares offered by this prospectus to the public in South Africa in terms of Chapter VI of the South African Companies Act, 1973 (as amended). Accordingly, such ordinary shares may not be handed on, surrendered to, renounced in favor of or assigned to any person in South Africa in any manner which could be construed as an offer to the public in terms of Chapter VI of the Companies Act, 1973 (as amended).

New Zealand

This prospectus supplement has not been prepared or registered in accordance with the Securities Act 1978 of New Zealand. Accordingly, each underwriter has represented and agreed that it (i) has not offered or sold, and will not offer or sell, directly or indirectly, ordinary shares and (ii) has not distributed and will not distribute, directly or indirectly, any offer materials or advertisements in relation to any offer of ordinary shares, in each case in New Zealand, other than (a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money or (b) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment, or statutory substitution for, the securities legislation of New Zealand).

LEGAL MATTERS

Certain legal matters with respect to South African law will be passed upon for us by our South African counsel, Taback & Associates (Pty) Limited. Certain legal matters with respect to United States and New York law will be passed upon for us by Shearman & Sterling LLP, who may rely, without independent investigation, on Taback & Associates (Pty) Limited regarding certain South African legal matters. Certain legal matters with respect to United States and New York law will be passed upon for Anglo American plc by Sullivan & Cromwell LLP. Certain legal matters with respect to United States and New York law will be passed upon for the underwriters by Davis Polk & Wardwell.

SOUTH AFRICAN RESERVE BANK APPROVAL

The selling shareholder has obtained the requisite approval from the South African Reserve Bank for the offering of ordinary shares under this prospectus supplement.

EXPERTS

Ernst & Young (Address: Wanderers Office Park, 52 Corlett Drive, Illovo, Private Bag X14, Northlands 2116, South Africa), independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2006, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on the Ernst & Young report, given on their authority as experts in accounting and auditing.

The financial statements of Société des Mines de Morila S.A. incorporated in this prospectus by reference to the 2006 Annual Report on Form 20-F of AngloGold Ashanti Limited, have been so incorporated, in respect of the year ended December 31, 2006 in reliance on the report by Ernst & Young, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting and, in respect of the year ended December 31, 2005 and 2004 in reliance on the report by PricewaterhouseCoopers (Address: 2 Eglin Road, Sunninghill 2157, Private Bag X36, Sunninghill 2157, South Africa), independent registered public accounting firm, given on the authority of said firm as experts in auditing our accounting.

The financial statements of Société d'Exploitation des Mines d'Or de Sadiola S.A. and the financial statements of Société d'Exploitation des Mines d'Or de Yatela S.A., incorporated in this prospectus by reference to the 2006 Annual Report on Form 20-F of AngloGold Ashanti Limited, have been so incorporated in reliance on the report by KPMG Inc. (Address: KPMG Crescent, 85 Empire Road, Parktown, 2193, Private Bag 9, Parkview, 2122, South Africa), independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

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TABLE OF CONTENTS
Prospectus Supplement

	Page
About this Prospectus Supplement	S–1
Where You Can Find More Information	S–1
Note Regarding Forward-Looking Statements	S–1
Notice to U.K. Investors	S–2
Non-GAAP Financial Measures	S–3
Incorporation by Reference	S–3
Prospectus Supplement Summary	S–4
Risk Factors	S–13
Use of Proceeds	S–27
Reconciliation Of Total Cash Costs And Total Production Costs To Financial Statements	S–27
Historical Ordinary Share and ADS Trading, Dividends and Exchange Rate Information	S–29
Capitalization	S–32
Selling Shareholder	S–33
Taxation	S–35
Underwriting	S–39
Legal Matters	S–44
South African Reserve Bank Approval	S–44
Experts	S–44

Prospectus

Where You Can Find More Information	3
Forward-Looking Statements	3
Enforceability of Certain Civil Liabilities	4
The Company	4
Ratio of Earnings to Fixed Charges	4
Reasons for the Offering and Use of Proceeds	5
Prospectus Supplement	5
South African Reserve Bank Approval	5
Description of Ordinary Shares and ADSs	5
Description of Debt Securities	5
Description of Warrants	19
Description of Rights to Purchase Ordinary Shares	20
Plan of Distribution	20
Legal Matters	22
Experts	22

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67,100,000 Ordinary Shares

AngloGold Ashanti Limited

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PROSPECTUS SUPPLEMENT

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Goldman Sachs International

UBS Investment Bank

October 1, 2007